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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.   5      )


                            Marvel Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   57383M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                 Bruce Bromberg
                        Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                               New York, NY 10036
                                 (212) 761-4000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 29, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

Cusip No. 57383M108                 13D                               Page 2



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley Dean Witter & Co.
       IRS #39-314-5972

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       The state of organization is Delaware.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER **
      EACH             5,106,897
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,106,897
---=----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,106,897

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.07%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    ** Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of the Reporting Person, has executed a Stockholders' Agreement where shared voting power with the signatories equals 33,284,378 shares, or approximately 64% of the voting capital stock of the issuer.

Cusip No. 57383M108                  13D                                Page 3



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan Stanley & Co. Incorporated
          IRS # 13-265-5996

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       The state of organization is Delaware.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER **
      EACH             5,106,703
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,106,703
---=----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,106,703

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.07%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD, CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    ** The Reporting Person has executed a Stockholders' Agreement where shared voting power with the signatories equals 33,284,378 shares, or approximately 64% of the voting capital stock of the issuer.

Cusip No. 57383M108                   13D                              Page 4



Item 1.  Security and Issuer

          The class of equity securities to which this statement relates is the common shares (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 685 Third Avenue, New York, NY 10017.

Item 2.  Identity and Background

            (a) Morgan Stanley Dean Witter & Co. is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

            (b)   Morgan  Stanley  & Co.   Incorporated  is (a) a Broker  Dealer
                  registered under section 15 of the Securities Exchange Act of 1934.

Item 3.  Source and Amount of Funds or Other Consideration

          The 385,296 shares of 8% Convertible Preferred Stock(convertible into 400,322 shares of Common Stock) of Marvel Enterprises purchased by Morgan Stanley & Co. Incorporated were acquired on October 29, 1999 from Dickstein & Co., LP for $6.375 per share. The total cash purchase price was $2,456,262.

Item 4.  Purpose of Transaction

          Investment Purposes.

Item 5.  Interest in Securities of the Issuer

          Under the Stockholder's Agreement, the Reporting Persons may be deemed to beneficially own an aggregate of 33,284,378 shares of Capital Stock (Capital Stock includes Common Stock and the shares of Common Stock underlying 8% Convertible Preferred Stock), representing approximately 64% of the outstanding Capital Stock (on a diluted basis) as members of the 13(d) Group (as defined below).

To the best of the Reporting Persons' knowledge, Avi Arad own 4,400,000 shares of Common Stock; the Dickstein Entities, prior to the subject transaction (consisting of Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation and Elyssa Dickstein) own 4,867,394 shares of Capital Stock; the Perlmutter Entities (consisting of Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation, Inc., Object Trading Corp., Zib Inc.) own 9,700,726 shares of Common Stock and shares of Common Stock underlying 3,706,643 shares of 8% Convertible Preferred Stock (the Perlmutter Entities together with Avi Arad and the Dickstein Entities, the "Investor Group"), Whippoorwill Associates, Incorporated ("Whippoorwill") owns 3,654,019 shares of Capital Stock which includes shares of Common Stock underlying 2,187,822 shares of 8% Convertible Preferred Stock, which numbers also include 74,869 shares of Capital Stock which includes Common Stock underlying 44,738 shares of 8% Convertible Preferred Stock owned by Whippoorwill that are not subject to the Stockholders' Agreement (as defined herein), and Chase Manhattan Bank ("CMB") owns 1,320,945 shares of Common Stock and the Common Stock underlying 824,772 shares of 8% Convertible Preferred Stock, (the Reporting Person, Whippoorwill and CMB together, the "Lender Group," and collectively with the Investor Group, the "13(d) Group"). The above information with respect to each of the members of the 13(d) Group, other than with respect to the Reporting Persons, was provided by the respective member of the 13(d) Group and was not independently verified by the Reporting Persons. The Reporting Persons do not have any pecuniary interest nor do they have any dispositive power over the shares of Capital Stock owned by the other members of the 13(d) Group. Morgan Stanley & Co. Incorporated is a party to the Stockholders' Agreement and reference is made to Item 7 with respect to the terms thereof. The Reporting Persons may be deemed to share power to vote or direct the vote with respect to all the shares of Capital Stock owned by the other members of the 13(d) Group solely as a result of Morgan Stanley & Co. Incorporated's participation in the Stockholders' Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Stockholders Agreement, Morgan Stanley & Co. Incorporated and Morgan Stanley Dean Witter & Co., or units thereof, ("MSDW") are part of a group of shareholders which has agreed to vote as a group for Board members and committee memberships of the Issuer. Morgan Stanley & Co. Incorporated has designated an employee who has been elected as a member of the Board of the Issuer.

Item 7.  Material to be Filed as Exhibits

          Exhibit "3" - Stockholders agreement

Cusip No. 57383M108                   13D                             Page 5


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       November 3, 1999


Signature:  /s/ Robert G. Koppenol
            -----------------------------------------------------------------

Name/Title  Robert G. Koppenol / Principal Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY DEAN WITTER & CO.

Date:       November 3, 1999


Signature:  /s/ Robert G. Koppenol
            -----------------------------------------------------------------

Name/Title  Robert G. Koppenol / Principal Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY & CO. INCORPORATED


                       INDEX TO EXHIBITS                            PAGE
                       -----------------                            ----

EXHIBIT 1       Agreement to Make a Joint Filing                       6

EXHIBIT 2 Secretary's Certificate Authorizing Robert G. Koppenol 7 to Sign on behalf of Morgan Stanley Dean Witter & Co.

EXHIBIT 3       Stockholders' Agreement                                8

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)